Exhibit 99.1

SOHU.COM REPORTS THIRD QUARTER 2022 UNAUDITED FINANCIAL RESULTS

BEIJING, November 14, 2022 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), China’s leading online media, video, and game business group, today reported unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter Highlights

•	Total revenues were US$185 million[1], down 14% year-over-year and 5% quarter-over-quarter.

•	Brand advertising revenues were US$26 million, down 24% year-over-year and up 3% quarter-over-quarter.

•	Online game revenues were US$149 million, down 11% year-over-year and 5% quarter-over-quarter.

•	GAAP net loss[2] attributable to Sohu.com Limited was US$22 million, compared with net income of US$12 million in the third quarter of 2021 and net income of US$9 million in the second quarter of 2022.

•

Non-GAAP[3] net loss attributable to Sohu.com Limited was US$17 million, compared with net income of US$17million in the third quarter of 2021 and net income of US$12 million in the second quarter of 2022.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the third quarter of 2022, we faced severe headwinds from the COVID-19 pandemic and uncertainties in the macroeconomic environment. Despite these, we maintained our focus on refining our products, improving operating efficiency and enhancing monetization capabilities. Thanks to strict budget controls and the solid performance of our online game business, our bottom-line performance for the quarter was well above expectations. For Sohu Media Portal, we enhanced user experience through continuous improvements in products and technology. For Sohu Video, we continued to execute our “Twin Engine” strategy, developing science and knowledge-based live broadcasting with our advanced live broadcasting technology and compelling content and events. Leveraging the differentiated advantages of the Sohu product matrix, we continued to explore ways to improve monetization for both Sohu Media Portal and Sohu Video. Online games performed well during the quarter, with revenues exceeding our prior guidance.”

Third Quarter Financial Results

Revenues

Total revenues were US$185 million, down 14% year-over-year and 5% quarter-over-quarter.

Brand advertising revenues were US$26 million, down 24% year-over-year and up 3% quarter-over-quarter

Online game revenues were US$149 million, down 11% year-over-year and 5% quarter-over-quarter. The year-over-year decrease was mainly due to the natural decline of Little Raccoon: Heroes, which was launched during the third quarter of 2021.

Gross Margin

Both GAAP and non-GAAP gross margin were 71%, compared with 74% in the third quarter of 2021 and 73% in the second quarter of 2022.

[1]

On a constant currency basis, if the exchange rate in the third quarter of 2022 had been the same as it was in the third quarter of 2021, or RMB6.47=US$1.00, US$ total revenues in the third quarter of 2022 would have been US$195 million, or US$10 million more than total revenues, and down 10% year-over-year.

[2]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.

[3]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Both GAAP and non-GAAP gross margin for the brand advertising business were 2%, compared with 29% in the third quarter of 2021 and 4% in the second quarter of 2022. The year-over-year margin decrease was mainly due to the decrease in brand advertising revenues.

Both GAAP and non-GAAP gross margin for online games were 84%, compared with 83% in the third quarter of 2021 and 84% in the second quarter of 2022.

Operating Expenses

GAAP operating expenses were US$150 million, up 11% year-over-year and 14% quarter-over-quarter. Non-GAAP operating expenses were US$148 million, up 12% year-over-year and 14% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to increases in marketing expenses.

Operating Profit/(Loss)

GAAP operating loss was US$18 million, compared with an operating profit of US$25 million in the third quarter of 2021 and an operating profit of US$10 million in the second quarter of 2022.

Non-GAAP operating loss was US$17 million, compared with an operating profit of US$28 million in the third quarter of 2021 and an operating profit of US$11 million in the second quarter of 2022.

Income Tax Expense

GAAP income tax expense was US$16 million, compared with income tax expense of US$20 million in the third quarter of 2021 and income tax expense of US$17 million in the second quarter of 2022. Non-GAAP income tax expense was US$14 million, compared with income tax expense of US$19 million in the third quarter of 2021 and income tax expense of US$16 million in the second quarter of 2022.

Net Income/(Loss)

GAAP net loss attributable to Sohu.com Limited was US$22 million, or net loss of US$0.63 per fully-diluted ADS, compared with net income of US$12 million in the third quarter of 2021 and net income of US$9 million in the second quarter of 2022.

Non-GAAP net loss attributable to Sohu.com Limited was US$17 million, or net loss of US$0.50 per fully-diluted ADS, compared with net income of US$17 million in the third quarter of 2021 and net income of US$12 million in the second quarter of 2022.

Liquidity and Capital Resources

As of September 30, 2022, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.39 billion.

Supplementary Information for Changyou Results4

Third Quarter 2022 Operating Results

•

For PC games, total average monthly active user accounts[5] (MAU) were 2.1 million, an increase of 6% year-over-year and a decrease of 6% quarter-over-quarter. The year-over-year increase was mainly due to improved performance of some of our older games, as a result of content updates and promotional activities launched during the quarter. The quarter-over-quarter decrease was mainly because TLBB Vintage experienced a natural decline following its launch on WeGame in the second quarter of 2022. Total quarterly aggregate active paying accounts[6] (APA) were 1.0 million, an increase of 4% year-over-year and 3% quarter-over-quarter.

•

For mobile games, total average MAU were 2.5 million, a decrease of 45% year-over-year and an increase of 25% quarter-over-quarter. Total quarterly APA were 0.6 million, a decrease of 44% year-over-year and an increase of 27% quarter-over-quarter. The year-over-year decreases in both MAU and APA were mainly from Little Raccoon: Heroes. The quarter-over-quarter increases in both MAU and APA were mainly from Sea of Dawn, which was launched during the quarter.

[4]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[5]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[6]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Third Quarter 2022 Unaudited Financial Results

Total revenues were US$150 million, a decrease of 11% year-over-year and 6% quarter-over-quarter. Online game revenues were US$149 million, a decrease of 11% year-over-year and 5% quarter-over-quarter. Online advertising revenues were US$1 million, a decrease of 47% year-over-year and 20% quarter-over-quarter.

GAAP gross profit was US$125 million, a decrease of 10% year-over-year and 6% quarter-over-quarter. Non-GAAP gross profit was US$126 million, a decrease of 10% year-over-year and 6% quarter-over-quarter.

GAAP operating expenses were US$69 million, an increase of 8% year-over-year and 41% quarter-over-quarter. Non-GAAP operating expenses were US$68 million, an increase of 10% year-over-year and 42% quarter-over-quarter. The year-over-year increase was mainly due to an increase in marketing and promotional spending for online games, partially offset by a decrease in bonus expenses. The quarter-over-quarter increase was mainly due to an increase in marketing and promotional spending for online games.

GAAP operating profit was US$57 million, compared with an operating profit of US$77 million for the third quarter of 2021 and US$84 million for the second quarter of 2022.

Non-GAAP operating profit was US$58 million, compared with a non-GAAP operating profit of US$79 million for the third quarter of 2021 and US$85 million for the second quarter of 2022.

Business Outlook

For the fourth quarter of 2022, Sohu estimates:

•	Brand advertising revenues to be between US$25 million and US$28 million; this implies an annual decrease of 17% to 26%, and a sequential decrease of 3% to a sequential increase of 9%.

•	Online game revenues to be between US$118 million and US$128 million; this implies an annual decrease of 11% to 18%, and a sequential decrease of 14% to 21%.

•	Non-GAAP net loss attributable to Sohu.com Limited to be between US$10 million and US$20 million; and GAAP net loss attributable to Sohu.com Limited to be between US$13 million and US$23 million.

For the fourth quarter 2022 guidance, the Company has adopted a presumed exchange rate of RMB7.20=US$1.00, as compared with the actual exchange rate of approximately RMB6.40=US$1.00 for the fourth quarter of 2021, and RMB6.83=US$1.00 for the third quarter of 2022.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty, particularly in view of the potential ongoing impact of the worldwide COVID-19 pandemic, which remains difficult to predict.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest expense recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense, and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; and interest expense recognized in connection with the Toll Charge is that these excluded items have been and will continue to be significant recurring expenses in Sohu’s business for the foreseeable future and similar impairment charges may also recur. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales and online games for its revenues; the impact of the U.S. TCJA; the effects of the COVID-19 pandemic on the economy in China in general and on Sohu’s business in particular; and the possibility that, unless an agreement governing inspections and investigations of audit firms based in China that was entered into in August 2022 between the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and the China Securities Regulatory Commission and the Ministry of Finance of China is implemented to the satisfaction of the PCAOB and the SEC, the U.S. Holding Foreign Companies Accountable Act and rules of the SEC thereunder may cause the SEC to prohibit trading of Sohu’s ADSs on Nasdaq, any other U.S. stock exchange, or the U.S. over-the-counter markets beginning in 2024 or, if currently pending legislation becomes law, 2023. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2021, and other filings with and information furnished to the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, November 14, 2022 (8:30 p.m. Beijing/Hong Kong time, November 14, 2022) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. As a mainstream media platform in China, Sohu is indispensable to the daily life of millions of Chinese, providing a network of web properties and community based products which continually offer a broad array of choices regarding information, entertainment and communication to the vast number of Sohu users. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of the leading online media destinations Sohu News App, mobile news portal m.sohu.com, PC portal www.sohu.com; online video website tv.sohu.com; and the online games platform www.changyou.com/en/.

Sohu provides online brand advertising services as well as multiple news, information and content services on its matrix of websites and also on its mobile platforms. Sohu’s online game business, conducted by its subsidiary Changyou, develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	linda.bergkamp@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Sep. 30, 2022	Jun. 30, 2022	Sep. 30, 2021
Revenues:
Brand advertising	$25,762	$24,923	$33,748
Online games	148,895	157,294	166,750
Others	10,617	12,563	15,592

Total revenues	185,274	194,780	216,090

Cost of revenues:
Brand advertising (includes share-based compensation expense of $19, $14, and $7, respectively)	25,245	23,964	24,006
Online games (includes share-based compensation expense of $42, $42, and $78, respectively)	24,451	25,691	28,977
Others	3,972	3,345	3,754

Total cost of revenues	53,668	53,000	56,737

Gross profit	131,606	141,780	159,353
Operating expenses:
Product development (includes share-based compensation expense of $613, $589, and $1,188, respectively)	64,688	65,098	65,898
Sales and marketing (includes share-based compensation expense of $58, $33, and $83, respectively)	73,347	53,359	45,349
General and administrative (includes share-based compensation expense of $720, $708, and $1,368, respectively)	11,629	13,229	23,290

Total operating expenses	149,664	131,686	134,537

Operating profit/(loss)	(18,058)	10,094	24,816
Other income, net	4,750	7,235	5,043
Interest income	4,808	3,720	4,200
Interest expense	—	—	(2,501)
Exchange difference	3,129	4,943	317

Income/(loss) before income tax expense	(5,371)	25,992	31,875
Income tax expense	16,213	17,323	19,577
Net income/(loss) from continuing operations	(21,584)	8,669	12,298

Net income from discontinued operations, net of tax[7]	—	—	756,768

Net income/(loss)	(21,584)	8,669	769,066

Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	(1)	1	(1)

Less: Net loss from discontinued operations attributable to the noncontrolling interest shareholders	—	—	(65,134)

Net income/(loss) from continuing operations attributable to Sohu.com Limited	(21,583)	8,668	12,299

Net income from discontinued operations attributable to Sohu.com Limited	—	—	821,902

Net income/(loss) attributable to Sohu.com Limited	(21,583)	8,668	834,201

Basic net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited[8]	$(0.63)	0.25	$0.31

Basic net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	—	$20.75

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.63)	$0.25	$21.06

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited	34,387	34,535	39,614

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$(0.63)	0.25	$0.31

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	—	$20.75
Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.63)	$0.25	$21.06

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	34,387	34,535	39,614

[7]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.

[8]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2022	As of Dec. 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$516,760	$998,949
Restricted cash	3,564	1,969
Short-term investments	613,426	399,345
Accounts receivable, net	72,199	82,550
Prepaid and other current assets	85,115	107,311

Total current assets	1,291,064	1,590,124

Fixed assets, net	285,873	329,997
Goodwill	47,127	48,811
Long-term investments, net	41,053	53,121
Intangible assets, net	6,368	9,136
Long-term time deposits	258,921	189,007
Other assets	20,449	25,589

Total assets	$1,950,855	$2,245,785

LIABILITIES
Current liabilities:
Accounts payable	$74,648	$87,447
Accrued liabilities	112,513	138,196
Receipts in advance and deferred revenue	47,420	57,041
Accrued salary and benefits	47,855	91,485
Taxes payables	10,358	16,714
Other short-term liabilities	117,745	112,568

Total current liabilities	$410,539	$503,451

Long-term other payables	1,638	3,922
Long-term tax liabilities	436,672	443,083
Other long-term liabilities	626	3,142

Total long-term liabilities	$438,936	$450,147

Total liabilities	$849,475	$953,598

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,100,059	1,290,869
Noncontrolling interest	1,321	1,318

Total shareholders’ equity	$1,101,380	$1,292,187

Total liabilities and shareholders’ equity	$1,950,855	$2,245,785

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Sep. 30, 2022				Three Months Ended Jun. 30, 2022				Three Months Ended Sep. 30, 2021
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
		19	(a)			14	(a)			7	(a)

Brand advertising gross profit	$517	$19		$536	$959	$14		$973	$9,742	$7		$9,749

Brand advertising gross margin	2%			2%	4%			4%	29%			29%

		42	(a)			42	(a)			78	(a)

Online games gross profit	$124,444	$42		$124,486	$131,603	$42		$131,645	$137,773	$78		$137,851

Online games gross margin	84%			84%	84%			84%	83%			83%

		—	(a)			—	(a)			—	(a)

Others gross profit	$6,645	$—		$6,645	$9,218	$—		$9,218	$11,838	$—		$11,838

Others gross margin	63%			63%	73%			73%	76%			76%

		61	(a)			56	(a)			85	(a)

Gross profit	$131,606	$61		$131,667	$141,780	$56		$141,836	$159,353	$85		$159,438

Gross margin	71%			71%	73%			73%	74%			74%

Operating expenses	$149,664	$(1,391	)(a)	$148,273	$131,686	$(1,330	)(a)	$130,356	$134,537	$(2,639	)(a)	$131,898

		1,452	(a)			1,386	(a)			2,724	(a)

Operating profit/(loss)	$(18,058)	$1,452		$(16,606)	$10,094	$1,386		$11,480	$24,816	$2,724		$27,540

Operating margin	-10%			-9%	5%			6%	11%			13%

Income tax expense	$16,213	$(1,884	)(b,c)	$14,329	$17,323	$(1,405	)(b,c)	$15,918	$19,577	$(865	)(b,c)	$18,712

		1,452	(a)			1,386	(a)			2,724	(a)
		667	(b)			734	(b)			1,068	(b)
		2,108	(c)			1,649	(c)			1,221	(c)

Net income/(loss) before non-controlling interest	$(21,584)	$4,227		$(17,357)	$8,669	$3,769		$12,438	$12,298	$5,013		$17,311

		1,452	(a)			1,386	(a)			2,724	(a)
		667	(b)			734	(b)			1,068	(b)
		2,108	(c)			1,649	(c)			1,221	(c)

Net income/(loss) from continuing operations attributable to Sohu.com Limited for diluted net income per share/ADS	$(21,583)	$4,227$		(17,356)	$8,668	$3,769$		12,437	$12,299	$5,013		$17,312

Net income from discontinued operations attributable to Sohu.com Limited for diluted net income per share/ADS9	$—	$—		$—	$—	$—		$—	$821,902	$320		$822,222

Net income/(loss) attributable to Sohu.com Limited for diluted net income/(loss) per share/ADS	$(21,583)	$4,227		$(17,356)	$8,668	$3,769		$12,437	$834,201	$5,333		$839,534

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$(0.63)			$(0.50)	$0.25			$0.36	$0.31			$0.44

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—			$—	$—			$—	$20.75			$20.76

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.63)			$(0.50)	$0.25			$0.36	$21.06			$21.19

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	34,387			34,387	34,535			34,535	39,614			39,614

Note:

(a)	To eliminate the impact of share-based awards.
(b)	To adjust for changes in the fair value of the Company’s investments.
(c)	To adjust for the effect of the Toll Charge.
[9]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.